Exhibit 6.6

Loan Agreement

This loan agreement is made and will be effective on 04/22/2019

BETWEEN

Sagoon Inc. – a Delaware Corporation hereinafter referred to as the “Borrower” with a street address of 1980 Teasel Ct, Woodbridge, Virginia 22192.

AND

Mr. Chetnath Bhandari hereinafter referred to as the “Lender” with a street address of 9401 Colesville Rd. Silver Spring, MD 20901.

Terms and Conditions:

Promise to Pay:

Sagoon Inc. a borrower promises to pay the Lender $25,000.00 dollars (Twenty Five Thousands) and interest as well in one year from the date parties signed this agreement.

Option:

Lender will have options to convert his/her loan into company stocks (equity) at the current valuation or convertible note at the valuation of a later funding round.

Details of Loan: Agreed Between Borrower and Lender:

Amount of Loan: $25,000.00

ANNUAL PERCENTAGE RATE 8%

/s/ Govinda Giri
Borrower’s Signature (Govinda Giri, on behalf of Sagoon Inc.)

/s/ Chetnath Bhandari
Lender’s Signature